Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

April 20, 2023

Re:	Trust for Advised Portfolios (the “Trust”)
File Nos.: 333-108394 and 811-21422
CornerCap Fundametrics Large-Cap ETF S000069264 (the “Fund”)
Dear Ms. Rowland:
This correspondence is being filed in response to comments provided on March 15, 2023, by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Post-Effective Amendment (“PEA”) No. 262 to its registration statement on Form N-1A. PEA No. 262 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on January 30, 2023, for the purpose of adding the composite performance of other accounts managed by the investment adviser to the Fund.
For your convenience, Staff comments have been reproduced in bold typeface followed by the Trust’s responses. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the PEA.
General
Comment 1: With respect to the “Fees and Expenses of the Fund” section of the Prospectus, please bold the second sentence, which states, “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and the Example below.”
Response: The Trust has made the requested change.
Comment 2: With respect to the bar chart in the “Performance Information” section, please update the bar chart to include performance for the calendar year ended December 31, 2022.
Response: The Trust has updated the bar chart to include performance for the calendar year ended December 31, 2022.
Comment 3: If the registration statement becomes effective after March 31, 2023, following the bar chart please include the calendar year-to-date return as of March 31, 2023.
Response: The Trust has updated the “Performance Information” section to include the calendar year-to-date return as of March 31, 2023.
Comment 4: If applicable, please update the highest and lowest quarter returns in the “Performance Information” section.
Response: The Trust has updated the highest and lowest quarter returns..
Comment 5: With respect to the Average Annual Total Returns table in the “Performance Information” section, please update the information in the table for the periods ended December 31, 2022.
Response: The Trust has updated the information in the Average Annual Total Returns table for the periods ended December 31, 2022.

Comment 6: With respect to the Fund’s 80% policy in the “Principal Investment Strategies” section, please add language indicating that the Fund will provide 60 days’ prior written notice to shareholders before changing the Fund’s 80% policy.
Response: The following disclosure has been added to the “Investment Objective, Principal Investment Strategies and Principal Risks” section of the Prospectus:
“The Fund will provide shareholders with at least 60 days’ prior notice of any change to its policy of investing, under normal circumstances, at least 80% of its net assets (plus borrowings for investment purposes) in the securities of large-capitalization companies.”
The Adviser’s Prior Performance
Comment 7: With respect to the first sentence of the first paragraph, please clarify, supplementally, what the non-fee paying accounts are (e.g., are the non-fee paying accounts proprietary accounts of the Adviser?). Specifically, if the non-fee paying accounts were charged fees, but the fees were waived, the Staff would object to including the accounts in the prior performance presentation unless the presentation discloses that fees were waived for those accounts.
Response: The Adviser has confirmed that there was one non-fee paying account in the Composite that belonged to an employee of the Adviser. The account left the Composite in late 2016. The following disclosure has been added to this section of the Prospectus:
“For periods prior to December 2016, the Composite includes one non-fee paying account, for which fees were waived because the account holder was an employee of the Adviser.”
Comment 8: With respect to the statement “... composite of all fee-paying and non-fee paying discretionary equity accounts…” the Composite should include all accounts having substantially similar objectives and strategies as those of the Fund. To the extent that accounts were omitted, the Staff would like to know what accounts were omitted. Supplementally, please explain why any omitted accounts were omitted and represent that the exclusion of those omitted accounts would not materially affect the performance or would not cause the representation of the performance to be misleading.
Response: The Adviser has confirmed that the Composite includes all accounts managed by the Adviser having objectives and strategies substantially similar to those of the Fund, and that no accounts have been omitted.
Comment 9: With respect to the previous comment, please confirm to the Staff that, all registered and unregistered funds managed by the Adviser having substantially similar objectives and strategies as those of the Fund are included as accounts in the Composite.
Response: The Adviser has confirmed that no other fund, registered or unregistered, managed by the Adviser has substantially similar objectives and strategies as those of the Fund.
Comment 10: If applicable, please add “and registered or unregistered investment companies” to the end of the statement, “…composite of all fee-paying and non-fee paying discretionary equity accounts…”
Response: The Adviser has confirmed that the language is not applicable.
Comment 11: Please disclose that the investment adviser for the Fund is also the investment adviser for the Composite accounts for the entire period shown.
Response: The Trust has added the following disclosure:
“The Adviser for the Fund is the same investment adviser as the adviser for the account in the Composite for the entire period shown.”
Comment 12: Please confirm or explain supplementally why accounts with a market value under $100,000 are excluded.
Response: The Adviser has confirmed that accounts with a market value under $100,000 are excluded because the strategy cannot be implemented with less than $100,000.

Comment 13: With respect to the last sentence of the first paragraph, please state the Fund’s inception date.
Response: The Trust has revised the sentence to reflect the Fund’s inception date of August 19, 2020.
Comment 14: With respect to the second sentence of the third paragraph, please confirm or revise the sentence to clarify that the net performance is net of all fees and expenses, in addition to the management fees.
Response: The Trust has revised the sentence to read:
“Net performance results have been calculated net of all fees and expenses, including management fees.”
Comment 15: With respect to the last sentence of the third paragraph, please revise this sentence in plain English to define such terms as “standard deviation.”
Response: The Trust has revised the third paragraph to read:
“The annual composite dispersion presented is is a statistical measure of how much the returns that make up the Composite vary from the average return. This calculation is over a one-year period. Returns are “asset-weighted” which means that it takes into account the relative sizes of the different portfolios in the composite. The largest portfolio will have a bigger impact on the overall returns of the composite than a smaller portfolio. Returns are “gross-of-fees,” which means that it does not take into account management fees or expenses associated with managing the portfolios. Standard deviation measures how widely the returns of an index or fund vary from its average return. Higher standard deviation reflects a greater volatility of returns while lower standard deviation means lower volatility.”on of the sentence be revised in plain English.
Comment 16: Please confirm, supplementally, whether there are any other registered funds in the Composite.
Response: The Advised has confirmed that there are no other registered funds in the Composite.
Comment 17: With respect to the first sentence of the fifth paragraph, if appropriate, please change “operating expenses” to “fees and expenses.”
Response: The Trust has revised the sentence to read:
“In addition, the fees and expenses incurred by the accounts were generally lower than the fees and expenses of the Fund.”
Comment 18: With respect to the second sentence of the fifth paragraph, please revise the beginning of the sentence to read “Had the accounts been subject to the Fund’s fee and expense structure. . .”
Response: The Trust has made the requested change.
Comment 19: With respect to the second sentence of the sixth paragraph, please explain what “presentation” means.
Response: The Trust has revised the first two sentences of the sixth paragraph to read:
“CornerCap claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. Policies for valuing portfolios, calculating performance, and preparing GIPS reports are available upon request. A complete list of composite descriptions is available upon request.”
Comment 20: With respect to the last sentence of the sixth paragraph, please clarify what is meant by “a methodology different from that used above.” Does that mean GIPS methodology, SEC methodology, or another methodology to be named?
Response: The statement has been revised to read:
“Investors should also be aware that the use of a methodology other than the GIPS standard of time-weighted returns, (such as dollar-weighted returns), would result in different performance.”

Comment 21: With respect to the last sentence of the sixth paragraph, please change “could result” to “would result…”
Response: The Trust has made the requested change (see response to Comment 20 above)..
Comment 22: In both performance tables, please move the presentation of the “net” returns to be before the “gross” returns.
Response: The Trust has made the requested changes.
Comment 23: With respect to the “Total Firm Assets” column of the calendar year performance table, please remove or, supplementally, provide a basis for its inclusion, as it is potentially confusing.
Response: The Trust has removed the “Total Firm Assets” column.
Comment 24: With respect to the “Composite Assets” section in the calendar year performance table, please change the “Number of Portfolios” heading to “Number of Accounts, including the Fund.”
Response: The Trust has made the requested change.
Comment 25: Please remove or, supplementally, provide a basis for inclusion of the “3-Year Annualized Standard Deviation” table.
Response: The Adviser has confirmed that 3-Year Annualized Standard Deviation is required disclosure for presentation of GIPS reports and, consequently, it has not been removed from the presentation.
Financial Highlights
Comment 26: Please update the Financial Highlights table to include the latest semi-annual period financial highlights.
Response: The Trust has added the latest semi-annual period financial highlights to the Financial Highlights table.
Part C
Comment 27: Exhibit (j) Consent of Independent Registered Public Accounting Firm is listed as not applicable, but is required for the 485(b) filing.
Response: The Trust confirms that a Consent of Independent Registered Public Accounting Firm will be filed with the 485(b) filing.
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios
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